Exhibit 4.1

AMENDMENT NO. 1

TO THE

RIGHTS AGREEMENT

DATED AS OF APRIL 10, 1996

BETWEEN

NEORX CORPORATION

AND

MELLON INVESTOR SERVICES LLC,
AS RIGHTS AGENT

        On April 10, 1996, the Board of Directors of NeoRx Corporation, a Washington corporation (the "Company"), authorized and declared a dividend distribution of one Right (as defined in the Rights Agreement) for each share of its Common Stock, each Right initially representing the right to purchase one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company, upon the terms set forth in a Rights Agreement dated as of April 10, 1996 between the Mellon Investor Services LLC, a New Jersey limited liability company (formerly ChaseMellon Shareholder Services, L.L.C., and successor to First Interstate Bank of Washington, NA), as rights agent (the "Rights Agent") and the Company (the "Rights Agreement").

        The Company recently entered into a Preferred Stock and Warrant Purchase Agreement dated as of December 3, 2003 (the "Purchase Agreement"), pursuant to which the Company issued and sold shares of its Series B Convertible Preferred Stock (the "Series B Preferred Stock") and Common Stock Purchase Warrants (the "Warrants"). Pursuant to the terms of the Certificate of Designation of the Series B Preferred Stock (the "Certificate of Designation"), each holder of the Series B Preferred Stock has the right to receive, on the Distribution Date (as defined in the Rights Agreement), without further action by the Board, such number of Rights (as defined in the Rights Agreement) equal to the number of Rights such holder would have held if, immediately prior to the Distribution Date, all of the shares of Series B Preferred Stock had been converted into shares of Common Stock at the then current Conversion Value (as defined in the Certificate of Designation).

        Therefore, in order to give effect to the above terms of the Series B Preferred Stock, the Company and the Rights Agent hereby agreed to amend the Rights Agreement as follows:

        1.     Amend Section 1(a) of the Rights Agreement to add the following separate paragraph at the end of the section:

        "Also, notwithstanding the foregoing, each of the Purchasers listed on Schedule 1 to the Preferred Stock and Warrant Purchase Agreement dated December 3, 2003 (the "Purchase Agreement"), by and among the Company and the Purchasers thereto, shall not be deemed to be an "Acquiring Person," by virtue of such Purchaser acquiring Beneficial Ownership of shares of Common Stock pursuant to the terms of the Purchase Agreement, the Certificate of Designation (the "Certificate of Designation") of the Company's Series B Convertible Preferred Stock (the "Series B Preferred Stock") or the Warrants (as defined in the Purchase Agreement). However, this exception to the definition of "Acquiring Person" shall not affect the determination of whether the Purchasers shall be an "Acquiring Person" as the result of any other acquisition of Beneficial Ownership of shares of Common Stock."

        2.     Amend the first sentence of Section 2 of the Rights Agreement to delete the following words:

    "and the holders of the Rights (who, in accordance with Section 3 hereof, shall prior to the Distribution Date also be the holders of the Common Shares)".

        3.     Add subsection (d) to Section 3 of the Rights Agreement to read in its entirety as follows:

        "(d) Notwithstanding any of the foregoing, each record holder of shares of Series B Preferred Stock has the right to receive, on the Distribution Date, such number of Rights equal to the number of Rights such holder would have held if, immediately prior to the Distribution Date, all of the shares of Series B Preferred Stock had been converted into shares of Common Stock at the then current Conversion Value (as defined in the Certificate of Designation). As soon as practicable after the Distribution Date (but in any case no later than 5 Business Days following the Distribution Date), the Company will send or cause to send (and the Rights Agent will, if requested and provided with a list of the record holders of the Series B Preferred Stock, send) by first-class, insured, postage prepaid mail, to each record holder of the Series B Preferred Stock as of the Close of business on the Distribution Date, at the address of such holder shown on the records of the Company, a Rights Certificate evidencing the Rights so held. No further Rights shall attach or be issuable in respect of any shares of Common Stock issued thereafter upon conversion of any shares of Series B Preferred Stock. In an event that an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(n) hereof, the Company shall make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Rights Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights."

        4.     Amend Section 20(c) of the Rights Agreement by adding the following words to the end of such section:

    "Anything to the contrary notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, consequential or incidental loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage."

        5.     Except as set forth above, the provisions of the Rights Agreement shall remain in full force and effect. This Amendment shall be deemed to be a contract made under the laws of the State of Washington and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, implied or invalidated.

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        IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be executed this 8th day of December, 2003.

NeoRx Corporation
By:	s/ MELINDA G. KILE
Name:	Melinda G. Kile
Title:	Vice President—Finance
Mellon Investor Services LLC, as Rights Agent
By:	s/ LISA PORTER
Name:	Lisa Porter
Title:	Client Service Manager